SECOND AMENDMENT TO THE AMENDED AND RESTATED

SYNDICATED CREDIT AGREEMENT

THIS SECOND AMENDMENT TO THE AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT (this "Amendment") is dated as of May 11, 2007 and entered into by and between ENTERRA ENERGY CORP., as borrower (the "Borrower") and THE BANK OF NOVA SCOTIA, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and THE BANK OF NOVA SCOTIA, HSBC BANK CANADA, UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH AND WESTLB AG, TORONTO BRANCH, as lenders (collectively the "Lenders"), and is made with reference to that certain Amended and Restated Syndicated Credit Agreement dated as of February 1, 2007 by and between the Borrower, the Agent and the Lenders, as amended by First Amendment to the Amended and Restated Syndicated Credit Agreement dated as of March 15, 2007 (such Amended and Restated Syndicated Credit Agreement as so amended being referred to herein as the "Credit Agreement").

RECITALS

WHEREAS the Borrower, the Agent and the Lenders desire to amend the Credit Agreement.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1

Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO THE CREDIT AGREEMENT

2.1

Amendment to Definitions

The definition of "Permitted Trust Distribution" in Section 1.1 of the Credit Agreement is amended by deleting subparagraph (z) thereof and replacing it with the following:

"(z)

the total of Distributions made by the Trust to the Enterra Unitholders:

(i)

over:

(A)

the period of four (4) consecutive Quarters ending December 31, 2006;

(B)

the period of four (4) consecutive Quarters ending March 31, 2007;

does not exceed One Hundred and Fifteen (115%) per cent of Available Cash Flow over that period; and

(ii)

over the period of four (4) consecutive Quarters ending June 30, 2007 and for each subsequent period of four (4) consecutive Quarters does not exceed One Hundred (100%) per cent of Available Cash Flow over each such period."

ARTICLE 3
EFFECTIVENESS

The parties hereto acknowledge and agree that while this Amendment is dated and comes into effect as of the date hereof, the amendment set forth in Section 2.1 hereof shall have effect as of March 31, 2007.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

In order to induce the Lenders to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, the Borrower represents and warrants to the Lenders as of the date hereof:

(a)

the Borrower has the full power and capacity to enter into this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment (the “Amended Agreement”);

(b)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement have been duly authorized by all necessary action on the part of the Borrower;

(c)

the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of the Amended Agreement do not conflict with or contravene or constitute a default under (i) the Trust Indenture or by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; or (iii) any law, regulation, judgment, order, license or permit having application to the Borrower or any of its property or assets, except to the extent that any such conflict or default would not have a Material Adverse Effect;

(d)

this Amendment has been duly executed and delivered by the Borrower and the Amended Agreement is a legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(e)

the representations and warranties contained in Article 10 of the Credit Agreement (other than those which are within the scope of paragraphs (a) to (d) above) are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

ARTICLE 5
MISCELLANEOUS

5.1

Reference to the Credit Agreement and the Other Loan Documents

(a)

On and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

(b)

Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c)

The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Lenders under, the Credit Agreement or any of the other Loan Documents.

5.2

Fees and Expenses

The Borrower acknowledges that all reasonable costs, fees and expenses as incurred by the Lenders and their counsel with respect to this Amendment shall be for the account of Borrower.

5.3

Headings

Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

5.4

Applicable Law

This Amendment and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflict of laws principles.

5.5

Counterparts

This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first written above.

AGENT: THE BANK OF NOVA SCOTIA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	BORROWER: ENTERRA ENERGY CORP. Per:_______________________________ Name: Title: Per:_______________________________ Name: Title:

LENDERS:
THE BANK OF NOVA SCOTIA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:

HSBC BANK CANADA Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:	WESTLB AG, TORONTO BRANCH Per: _______________________________ Name: Title: Per: _______________________________ Name: Title:

The provisions of this Amendment are acknowledged and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Guarantor Security provided by them, as applicable, remains in full force and effect:

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.

Per: _______________________________

Name:

Victor Roskey

Title:

Senior Vice President and Chief

Financial Officer

Per: _______________________________

Name:

E. Keith Conrad

Title:

President and Chief Executive Officer

ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP. Per: _______________________________ Name: Victor Roskey Title: Senior Vice President and Chief Financial Officer

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST
_______________________________ Witness	___________________________________ E. Keith Conrad (seal)
_______________________________ Witness	___________________________________ Victor Roskey (seal)

ENTERRA ENERGY PARTNER CORP. Per: _______________________________ Name: Victor Roskey Title: Senior Vice President and Chief Financial Officer

US Guarantors:

ENTERRA US ACQUISITIONS INC. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer	ROCKY MOUNTAIN GAS, INC. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer

RMG I, LLC Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer	ENTERRA ACQUISITIONS CORP. Per: _______________________________ Name: E. Keith Conrad Title: President and Chief Executive Officer

ALTEX ENERGY CORPORATION Per: _______________________________ Name: Title: